Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2015 of Cenovus Energy Inc. of our report dated February 10, 2016, relating to the Consolidated Financial Statements of Cenovus Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2015 and December 31, 2014 and the Consolidated Statements of Earnings, Comprehensive Income, Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2015 and the related notes and to the effectiveness of internal control over financial reporting of Cenovus Energy Inc. as at December 31, 2015, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165), and Form F-10 (File No. 333-196696) of Cenovus Energy Inc. of our report dated February 10, 2016 referred to above. We also consent to reference to PricewaterhouseCoopers LLP under the heading “Interests of Experts,” which appears in the Annual Information Form included in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Calgary, Alberta

February 11, 2016